EXHIBIT 1

GRANT AGREEMENT

The Jonas Foundation (hereinafter “Grantor”) agrees to make the following Grant to The Howard S. and Deborah Jonas Foundation, Inc. (hereinafter “Grantee”), and Grantee makes the representations set forth in Exhibit A and agrees to accept such Grant in accordance with the terms below and subject to the additional terms and conditions set forth in Exhibit A attached hereto and made a part hereof:

1.	AMOUNT OF THE GRANT:

One Million Two-Hundred Thousand (1,200,000) Shares of IDT

Corporation Class B Common Stock; and

One Million (1,000,000) Shares of IDT Corporation Common Stock

2.	TERMS OF PAYMENT: Lump sum

3.	SPECIFIC PURPOSES OF THE GRANT:

This is a general support grant. It is not earmarked for any project or for transmittal to any other person or entity, even if Grantee’s proposal or other correspondence expresses expenditure intentions.

Executed on behalf of Grantor and Grantee as follows:

GRANTOR:		GRANTOR:

THE JONAS FOUNDATION		THE JONAS FOUNDATION

By:	/s/ Howard S. Jonas	By:	/s/ Deborah Jonas

	Howard S. Jonas		Deborah Jonas
	Trustee		Trustee

Dated:	February 9, 2004	Dated:	February 9, 2004

GRANTEE:

THE HOWARD S. AND DEBORAH JONAS FOUNDATION, INC.

By:	/s/ Howard S. Jonas

Howard S. Jonas
President

Dated: February 9, 2004

EXHIBIT A

GRANTEE’S REPRESENTATIONS TO GRANTOR

1. Grantee’s Status. Grantee represents to Grantor that it has received a favorable determination letter from the Internal Revenue Service indication that it qualifies for tax exempt status as an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), and that it is classified as a public charity status under Section 509(a)(1), (2) or (3) of the Code. A copy of the Grantee’s determination letter will be provided to Grantor and Grantee represents to Grantor that its public charity status will not be adversely affected by this Grant.

2. Goods and Services. No good or services are being provided by Grantee in exchange for this Grant.

ADDITIONAL TERMS AND CONDITIONS TO GRANT AGREEMENT

1. Restrictions as to uses of the Grant Proceeds. Grantee will use the full amount of the Grant proceeds solely for the purposes specified in the Grant Agreement and for no other purposes. This restriction relates to the purposes of the Grant; and, except as provided in paragraph 2, it is the responsibility of the Grantee to select appropriate means by which the Grant proceeds are used solely for such prescribed purposes, whether directly by its own use or by others selected by it. Grantee shall repay any portion of the amount granted which is not used for purposes of the Grant.

2. Restrictions with respect to certain areas. Grantee agrees not to use any of the grant proceeds:

(a) to carry on propaganda, or otherwise to attempt to influence legislation (within the meaning of Section 501(c)(3) of the Code);

(b) to participate in, or intervene in (including the publishing or distributing of statements), any political campaign on behalf of any candidate for public office (within the meaning of Section 501(c)(3) of the Code.

3. Recordkeeping. Grantee agrees to maintain its books and records in such a way that funds from the Grantor will be shown separately on the Grantee’s books. Expenditures made by the Grantee in furtherance of the purposes specified in the Grant Agreement must be charged against the Grant. Grantee will maintain records of such expenditures adequate to identify the use of the funds for the specified purposes. Grantee shall make its books and records available to Grantor at reasonable times.

4. Reports to Grantor. At Grantor’s request, Grantee shall supply Grantor with a report showing the use of the Grant proceeds based upon the records of the Grantee.

5. Press Releases, Etc. Grantee shall obtain approval from Grantor before releasing information about the grant to the press or other news media.

6. Additional Funding. It is expressly understood that Grantor has no obligation to provide other or additional support for this or any other project or purposes.